Filed by Millennium Chemicals Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                      Subject Company: Millennium Chemicals Inc.
                                                     Commission File No. 1-12091

Date:      May 19, 2004

EXPLANATORY NOTE: On May 18, 2004, Millennium Chemicals Inc. held a conference call to discuss the first quarter results for the 2004 fiscal year. The following transcript of the conference call is being filed pursuant to Rule 425 under the Securities Act of 1933.

PRESENTATION


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OPERATOR

 Please stand by for the Millennium Chemicals conference call. Good afternoon, ladies and gentlemen and welcome to the Millennium Chemicals first quarter 2004 earnings conference call. At this time, all participants have been placed on a listen-only mode and the floor will be opened for your questions following the presentation. It is now my pleasure to turn the floor over to Thomas Van Valkenburgh, Manager of Investor Relations. Sir, the floor is yours.

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THOMAS VAN VALKENBURGH - MILLENNIUM CHEMICALS INC. - MANAGER INVESTOR RELATIONS
THOMAS VAN VALKENBURGH

Good afternoon, and thank you for participating in Millennium Chemicals' analyst conference call and welcome to those participants on the Internet. Today we will cover results for the first quarter 2004 and our outlook. Speakers include Jack Lushefski, our Executive Vice President and Chief Financial Officer and myself, Thomas Van Valkenburgh, Manager of Investor Relations. Bob Lee, our President and Chief Executive Officer is also here for the question-and-answer portion of the call. As we announced in the invitation to this conference call, you can view the slides and listen to our presentation live by accessing our website www.millenniumchem.com and clicking on the Investor Relations icon.

The slides available to our Internet participants are meant as an enhancement tool and they contain information which is either in our press release or which we will discuss during this presentation. The slides will automatically move forward during the presentation on your screen. Before we start, our lawyers asked me to preface with our Safe Harbor legal statement. The statements made on this conference call relating to matters that are not historical facts are forward-looking statements. Our forward-looking statements are present expectations. Actual events and results may differ materially due to the impact of factors, such as industry cyclicality, general economic conditions, production capacity, competitive products and prices and other risks and uncertainties detailed in the company's SEC filings. Please note we disclaim any obligation to update our forward-looking statements. In addition, any non-GAAP financial measures discussed in this presentation will be reconciled to the most directly comparable GAAP measure either in the presentation itself, or in information to be posted with our presentation materials on our website.

In addition, in connection with the proposed business combination, Lyondell and Millennium have filed relevant materials with the SEC, including our registration statement containing a preliminary joint proxy statement and prospectus which was filed on April 26, 2004. The definitive joint proxy statement and prospectus will be sent to holders of Lyondell and Millennium common stock when it becomes available. Investors and security holders are urged to read the preliminary joint proxy statement and prospectus on file with the SEC. The definitive joint proxy statement and prospectus, when it becomes available, and any other relevant documents filed by Lyondell or Millennium because they contain or will contain important information. Investors and security holders may obtain a free copy of the preliminary joint proxy statement and prospectus and a definitive joint proxy statement and prospectus when it becomes available and any other documents filed by Lyondell and Millennium with the SEC for free, at the SEC's website at www.sec.gov.

The preliminary joint proxy statement and prospectus and a definitive joint proxy statement and prospectus when it becomes available and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium's Investor Relations department at 410-229-8113. The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell's executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium's directors and its executive officers is available on Millennium's amendment number one to its annual report on Form 10-K for the year ending December 31, 2003, which was filed with the SEC on April 27, 2004.

Other information regarding the participants in the proxy solicitation and the description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement and prospectus and other relevant materials filed with the SEC and will be contained in the definitive joint proxy statement and prospectus and other relevant materials to be filed with the SEC. Turning now to Millennium's performance in the first quarter, Jack will begin and will cover the financials and I will cover TiO2, Acetyl, Specialties and Equistar, then we'll be glad to answer questions. Jack.

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JACK LUSHEFSKI  - MILLENNIUM CHEMICALS INC. - CFO, EVP

Thanks, Tom and I hope you are all still with us after that lengthy disclosure and disclaimer statement. First quarter highlights. Millennium reported a net loss for the first quarter of 2004 of 10 million. Operating income in the first quarter of 2004 for the titanium dioxide segment improved by $11 million, compared to the fourth quarter of 2003, excluding the asset impairment charges in the fourth quarter of $103 million. Global demand for titanium dioxide was very strong in the first quarter of 2004, with positive pricing momentum beginning in almost all major markets. Margins for our Acetyls business were in line with the fourth quarter of 2003 despite higher raw material costs, in particular, natural gas. Equistar's results were positively impacted by higher average prices and strong demand. In addition, Millennium lowered its net debt by $34 million during the quarter. This is extremely important, since debt reduction is our highest priority this year.

Tom will discuss individual business segment performance in more detail, when I complete my comments. Moving to the next slide. This slide provides a reconciliation from our reported GAAP net loss to the adjusted loss we provide and will discuss on a subsequent slide. Increase in legacy liabilities, professional fees related to our proposed business combination with Lyondell, and reorganization costs related to the cost reduction program announced last year are highlighted as reconciling items for the first quarter 2004. Let's now move on and discuss millennium's adjusted profit and loss summary slide, which provides abbreviated statements of operations to arrive at an adjusted net loss after exclusion of certain designated items. Table five in our press release provides a reconciliation from these figures to reported GAAP results detailing each reconciling item on an after-tax basis similar to our last slide.

Adjusted operating profits for first quarter of 2004 was $23 million, down $4 million from the first quarter of last year, but up $15 million from what was earned in the fourth quarter of 2003. First quarter net interest expense was $25 million, up $3 million from the expense level for the first quarter of 2003, and up about $1 million from the fourth quarter of 2003. Our share of Equistar's operations on an after-interest basis generated equity earnings of $2 million in the first quarter of 2004, compared to an adjusted equity loss of $39 million in the first quarter of 2003. The adjusted net loss after tax for the quarter was $3 million, or 5 cents per share, versus a net loss of $23 million or 36 cents per share for the first quarter of 2003. Turning to our balance sheet and cash flow, net debt at the end of the first quarter was $1.224 billion, a balance that is $34 million less than the balance at the end of the fourth quarter of 2003. The $34 million reduction in net debt during the first quarter of '04 was primarily due to a decrease of $22 million in trade working capital, and a fairly low level of capital expenditures.

Cash balances totaled $196 million at the end of March and together with our revolving credit facility availability provided Millennium with a significant amount of liquidity. In the first quarter of 2004, the company repatriated cash of approximately $107 million from Australia and Europe to the U.S. The cash was used to reduce outstanding borrowings under the company's credit agreement and for general corporate purposes. At the end of the first quarter of '04, the company had $21 million of outstanding undrawn letters of credit and no outstanding borrowings under the credit agreement. And accordingly, had $129 million of unused availability under this facility. The next slide details our change in net debt during the first quarter of '04. Depreciation and amortization expense in the first quarter was $24 million, compared to $27 million in the first quarter of '03.

The lower depreciation and amortization charge was primarily due to the write-down of property, plant and equipment at the company's Le Havre TiO2 manufacturing plant. That write-down was taken in the fourth quarter of 2003. Asset impairment charges recorded in the first quarter of '04 reflect the writeoff of capital spending at the Le Havre TiO2 plant during the quarter due to the impairment in value. Interest payments were negligible during the quarter and as I previously said, capital expenditures were fairly low. Trade working capital defined as accounts receivable, plus inventory less accounts payable, contributed cash for the quarter of $22 million. TiO2 finished goods inventory units decreased by about 5% in the first quarter of '04 and Millennium's average days of finished goods inventory was about 60 days.

Raw material inventory also declined. The use of cash for other assets and liabilities represented cash used to fund pension trust, retiree healthcare, pay annual insurance premiums and other long-term liabilities. I'll close with a slide showing the history of capital spending and an estimate of that figure for 2004. Capital spending in the first quarter of '04 was $10 million, compared to $8 million in the first quarter of '03 and $19 million in the fourth quarter of '03. We will continue to control capital spending and full-year capital spending is expected to be approximately $60 million. Now, I will turn it over to Tom, who will discuss some details about performance in our business segments and at Equistar.

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THOMAS VAN VALKENBURGH - MILLENNIUM CHEMICALS INC. - MANAGER INVESTOR RELATIONS
THOMAS VAN VALKENBURGH

Thanks, Jack. Looking at TiO2 operating income, the titanium dioxide segment reported first quarter 2004 operating income of $12 million, compared to $21 million in the first quarter last year and $1 million of operating income in the first quarter of 2003. The fourth quarter 2003 operating income excludes the $103 million of asset impairment charges. The sequential increase from the fourth quarter 2003, to the first quarter of 2004 was due primarily to both higher sales volume and lower cost of goods sold. Turning to the next slide. In U.S. dollar terms, the average global first quarter price was similar to both last year's first quarter, and the fourth quarter of 2003. In local currencies, average first quarter prices decreased 7% from last year's first quarter and decreased 3% from the fourth quarter of 2003.

Local European prices were down as a result of weaker economic conditions during the quarter, compared to other regions of the world and where the primary contributor to the decline. The price increases that were announced in the first quarter 2004 are being phased in through the second quarter of 2004. Turning to global sales volume, first quarter of 2004, TiO2 sales volume of 167,000 metric tons increased 15% from the first quarter of last year and increased 11% from the fourth quarter of 2003. Millennium estimates that the total global TiO2 market increased three to 5% versus the first quarter of last year. Improved global economic conditions primarily account for the increased demand.

The company's TiO2 market share increased, which is consistent with the company's objective of offering leading market performance products and being price competitive in all markets to regain market share lost over the last few years. Asia Pacific represented the company's largest percent sales growth region in the first quarter of 2004, compared to the first quarter last year. Taking a look at the global operating rate, the first quarter 2004 TiO2 plant production operating rate was 93% of annual name plate capacity of 690,000 metric tons compared to an operating rate of 88% in both last year's first quarter and the fourth quarter of 2003.

The decrease in name plate capacity to 670,000 metric tons will occur in the second quarter, and is primarily related to a rationalization of production equipment at the company's Le Havre manufacturing plant, partially offset by increases at capacity at both the company's Ashtabula, Ohio and Australian chloride plants. TiO2 outlook, seasonal higher sales volume and improved local currency pricing is expected in the second quarter of 2004. The company expects higher prices as a result of implementing previous price increase announcements, however, lower production volume due to scheduled maintenance downtime at several plants is expected to increase cost of goods produced. Turning now to Acetyls, the Acetyls segment reported first quarter 2004 operating income of $9 million compared to $7 million in the first quarter of last year, and $9 million in the fourth quarter of 2003. In the aggregate, the weighted average U.S. dollar price for VAM and acetic acid in the first quarter of 2004 increased 4% from prices both in the first quarter of 2003 and in the fourth quarter of 2003. Aggregate sales volume for VAM and acetic acid in the first quarter increased 8% from the first quarter of 2003 and increased 3% from the fourth quarter of 2003. Turning now to Acetyls' outlook., sales volume is expected to be similar to the first quarter of 2004, and local currency sales prices are expected to be slightly higher than the first quarter of 2004. Scheduled maintenance shutdowns will also reduce production in the Acetyls segments and higher natural gas costs may compress margins.

Turning now to Specialties. The Specialties chemical segment reported first quarter 2004 operating income of $2 million, compared to operating income of $2 million in the first quarter 2003, and an operating loss of $1 million in the fourth quarter of 2003. Sales volume increased 8% from the first quarter of 2003, and was 21% higher than the fourth quarter of 2003 due to seasonal demand. Average selling prices decreased 4% compared to both the first quarter of 2003 and the fourth quarter of 2003 primarily due to changes in product mix. Business conditions in the second quarter of 2004 are expected to be similar to the first quarter of 2004. Now turning to Equistar, Millennium's 29.5% stake in Equistar generated equity earnings on investment of $2 million in the first quarter of 2004, compared to an equity loss of $43 million in the first quarter of 2003, and a $31 million equity loss in the fourth quarter of 2003.

Improving economic conditions and tight supply demand balances in several Equistar products contributed to improved results during the quarter. Compared to the first quarter of 2003, the first quarter of 2004 results improved significantly due to the average prices for ethylene and ethylene derivatives increasing by approximately 3 cents per pound. Equistar's combined ethylene and ethylene derivative sales volumes increased by approximately 5%. Compared to the fourth quarter of 2003, the first quarter of 2004 results improved significantly as ethylene and ethylene derivatives such as ethylene -- ethylene oxygenates and polyethylene prices averaged two cents per pound to three and a half cents per pound higher than during the fourth quarter. Price increases in Equistar's products, more than offset the impact of rising raw material costs driven by average crude oil prices that were four dollars per barrel higher in the first quarter of 2004 versus the fourth quarter of 2003. Significantly higher co-product prices such as polypropylene, benzene and fuels more than offset the impact of an increase of approximately $100 million in crude oil base liquid raw material costs for all of Equistar.

Ethylene and ethylene derivative volumes were relatively unchanged versus the fourth quarter of 2003. Take a look at Equistar outlook. The level and volatility of crude oil and natural gas prices continue to negatively impact the industry, creating uncertainties both for near-term project margin and demand. Although Equistar continues to face raw material price uncertainties, improving industry conditions have enabled Equistar to deal with this volatility more successfully than during the past three years. If Equistar continues to experience solid global economic growth and some stabilization of energy prices, Equistar's business could enjoy very positive conditions later in the year.

Before I turn the call over to your questions, I need to remind you that Millennium's and Lyondell's proposed business combination has not closed. We purposefully have not discussed the Millennium and Lyondell combination during this call. We are also very limited in terms of the breadth and depth of discussion that we can have regarding the proposed business combination. Therefore, I apologize in advance if we have to respond to some of your questions with a very minimal answer or even by saying that we can't comment at this time. This now concludes the formal part of the presentation. Thanks for your attention and now we'd be happy to take your questions.

QUESTION AND ANSWER

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OPERATOR

Thank you. The floor is now open for questions. [Operator instructions]

Your first question is coming from John Roberts of Buckingham Research. Please state your question.

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JOHN ROBERTS

Good afternoon, guys.

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UNIDENTIFIED

Hi, John.

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JOHN ROBERTS

There was a significant tax advantage once upon a time about keeping Acetyls and the Equistar ownership in the same legal entity and then I think it faded as an issue as you generated enough losses to offset any gains of separating the two. Does that issue go away completely in this transaction with Lyondell that they are completely distinct, separable assets or are they still sort of bundled together the way they are being sold?

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ROBERT LEE

Well, John as Millennium will still exist as a reporting entity due to the bond structure that we have, it's anticipated that the Acetyls group will stay within the Millennium structure for the foreseeable future.

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JOHN ROBERTS

Okay. So the --

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JACK LUSHEFSKI

John, this is Jack. The Acetyls business is held in asset form by the same company that owns the 29.5% share of Equistar.

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JOHN ROBERTS

Okay.

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JACK LUSHEFSKI

And we have not changed that, and I don't think as Bob said that there would be any reason to change that going forward.

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JOHN ROBERTS

Okay.

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JACK LUSHEFSKI

And the separation issue in terms of - if you ever did want to separate the two, it's no longer a cash, you know, tax issue.

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JOHN ROBERTS

And I asked the question because the Acetyls business, I don't know if things are changing there. There's been a -- I think Acetex announced a joint venture plan in Saudi Arabia and I know the technology has been relatively closely held between you and Celenese and BP. I don't know if you are -- anything is changing there in terms of the technology makes the business more attractive, less attractive. Are you familiar with that plan that's been announced?

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ROBERT LEE

Yes, I think the timing for that John is somewhere past 2007. And, you know, we believe that we do have superior technology to the Acetex group. We're watching it closely. Certainly we'll see how that thing actually measures out, if they actually get it built on time, on schedule. But -- I don't think at this point in time it hinders the value of our group at all.

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JOHN ROBERTS

Okay, you didn't compete to do a project instead of them? I don't know if that was a competitive technology bidding.

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ROBERT LEE

No, we did not.

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JOHN ROBERTS

Thank you.

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OPERATOR

Thank you. Your next question come is coming from PJ Juvekar of Smith Barney. Please state your question.

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DEREK SADOWSKI

Good afternoon, this is actually Derek Sadowski sitting in for PJ. I'm looking at your titanium dioxide volumes. The operating rates are improving and it seems like [unintelligible]price increases and it's starting to stick. And I was wondering how come you or anybody else in the industry hasn't stepped up and announced additional price increases?

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ROBERT LEE

Good question, Derek, but we did in Southeast Asia, Middle Eastern Africa, and central and South America on --

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UNIDENTIFIED

May 7th.

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ROBERT LEE

We announced May 7th for effect July 1st. So we're out there. One of our competitors is also out there in some of those markets. It is happening.

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DEREK SADOWSKI

But nothing else in North America?

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ROBERT LEE

Right now, people are focused -- we're focused and others are focused on implementing the price announcement that was made earlier this year, the 5 cents that we announced in February. We and we believe others in the industries are determined to get all that 5 cents.

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DEREK SADOWSKI

Okay.

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JACK LUSHEFSKI

Derek, you have to remember we were dealing also in the first quarter with the price increase that was announced last year in '03. So we had one price increase from '03, which was being implemented. Then, of course, the price increase that we announced pretty much globally in the first quarter of '04 and now recently another round of price increases that Bob just mentioned. So certainly within the past couple of months there have been a lot of price increases in almost all the major markets.

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DEREK SADOWSKI

Okay and you also announced a price increase in VAM. Was that increase put in place mainly to offset high raw materials or are you expecting some additional margin expansion from that increase?

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ROBERT LEE

Well, basically it -- natural gas prices, as they are today, that increase is to maintain margin.

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DEREK SADOWSKI

Okay.

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ROBERT LEE

If natural gas should settle, settle back some, we'll have an opportunity to improve margin, but right now, we are passing on our costs.

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DEREK SADOWSKI

Okay. Great. Thank you.

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OPERATOR

Thank you. Your next question is coming from Bill Young of Credit Suisse First Boston.

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BILL YOUNG

Good afternoon, gentlemen.

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ROBERT LEE

Hi, Bill.

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BILL YOUNG

On this TiO2 thing, it's hard to get your hands around which price increase is going through when, but have you actually been paid a higher price in the beginning of the second quarter or maybe say another way, why are you so confident after -- after months and months and months of prices not going up that they are finally getting up? And related to that, you said your inventories were better what do you hear about producing inventories overall in the TiO2 area?

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ROBERT LEE

I will take, Bill, the first one the confidence about price. Obviously it's a customer interface issue. We have constant dialogue with our customers. I think if you have listened to some of the paint manufacturers recent conference calls, you hear them saying with some resignation that the raw material costs are going up. They are seeing -- they are seeing strong demand pull through in the coatings segment, especially. They are seeing tremendous profit improvement and they see the ability to pass along costs. So they are passing on price increases in anticipation of these. And quite frankly, it's a fairly tight market. Nobody has put on any additional capacity, of significant size in quite a while and quite frankly the recent announcement in the industry by ourselves, by Kerr McGee and by Huntsman of actually reducing capacity for [unintelligible] capacity around the world has got the -- it's got supply/demand relatively balanced and we're able to get some price improvement. Now it's not happening as quickly as we would like, and we're muddling our way through it and part of that was the confusion of those price increases as you were talking about. Some of them sliding in from last year but that confusion is now out of the market place and we're seeing it happen.

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BILL YOUNG

You're realizing more into your banks from -- you know what you are collecting?

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ROBERT LEE

That's correct. We are starting to realize more into our bank. Absolutely.

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ROBERT LEE

On the inventory side for the industry as I a whole, basically the industry is below 60 days. Probably in the 45-day range would be our estimate. We're below 60, slightly higher than probably the industry; although we have made a significant dent in our inventory position, and continue to as we're in the coating season. We think all conditions are aligned to allow our price to improve, especially in North America and Asia. I mean, our demand in Asia as Jack mentioned was phenomenal first quarter. We had significant growth and now we're -- you know, we're relatively balanced in our inventory position.

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BILL YOUNG

One follow-up on that. I keep asking this question because I'm not an expert on it, but it seems like we're getting an awful lot of rain in the upper Midwest, and the Northeast again this season. How would you compare it to last year when the weather was not really conducive to a lot of painting?

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ROBERT LEE

Well, it's certainly better this year than it was last and paint is flying off the shelves. Our -- our paint customers and the big boxes don't hold a whole lot of inventory, this stuff is being pulled through. And economic conditions are much better. So people are continuing on with projects.

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BILL YOUNG

Okay. Thanks very much, Bob.

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ROBERT LEE

Take care.

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OPERATOR

Thank you. Your next question is coming from Bob Goldberg of New Vernon Associates.

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BOB GOLDBERG

Good afternoon.

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ROBERT LEE

Hi, Bob.

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BOB GOLDBERG

Is there any particular reason why your inventory levels should be above the industry average?

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ROBERT LEE

Because it's been that way from -- for almost a year now. We were -- Bob, our inventory got substantially out of control in the summer of last year, after we came out of the spring where we had no coating season. We had no -- we had SARS, we had the Gulf War, we had the plants running at high rates with phenomenal reliability, and we have been managing it down, as logically as we can, pretty much since July. So it's still higher than the industry average. But it's substantially less high. It used to be almost double the industry average. And it's a lot lower now. We're taking a very logical approach to how we get it down and optimize total cash flow.

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BOB GOLDBERG

You had a very good cash flow quarter in 1q. Is it fair to assume that there is going to be further reduction in inventory in the second quarter which would drive additional --

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ROBERT LEE

Well, what you will see in the second quarter, Bob is we had a phenomenal volume quarter in the first quarter. So inventory was reduced but that money is basically still tied up in receivables. Those receivables will be collected and inventory reduction continues to happen. So the second quarter should be a great cash quarter for us. Yeah, having said that we also have significant interest payments to make in the second quarter but the good news is unlike last year, where we had to borrow the money to pay our interest payments this year we can fund it from operational cash flow, which is terrific.

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BOB GOLDBERG

I'm also fuzzy on the -- you gave a reconciliation of GAAP to non-GAAP, what are the -- were the asset impairment charges of $3 million was that not considered a special item?

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ROBERT LEE

That was the depreciation in Le Havre. In effect we wrote down the assets. So when we spend capital at that plant, we're not allowed to capitalize it. So in effect that's the capital we spent at Le Havre plant.

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JACK LUSHEFSKI

We didn't hold that out as designated because essentially the depreciation if we had not had that charge would have been $3 or 4 million and the capital that we spent was $3 million. So the numbers were substantially the same.

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BOB GOLDBERG

I understand that, but in the second quarter you won't have the capital or the depreciation. So isn't the base level --

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JACK LUSHEFSKI

We will -- we will continue to spend some capital at Le Havre. We're doing everything we can to minimize that, of course, but there are necessary replacements and other projects that will need to be completed during the course of the year. So we'll continue to spend some capital at Le Havre through the remainder of the year.

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BOB GOLDBERG

Okay. And also on the TiO2 operating rate, can you give us some idea of where the -- where the industry is globally in terms of an operating rate? You obviously -- it's 93% for yourselves but where is it?

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ROBERT LEE

We estimate that the industry as a whole probably operated in the first quarter at about 90%. We were slightly higher than that. So maybe they were low 90s and we were 93. Not -- not that dissimilar.

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BOB GOLDBERG

And where would you say you need to be to get -- obviously you're saying the price increases are not coming quite fast enough and that's probably a function of the operating rate not being quite high enough. Is that fair?

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ROBERT LEE

It's -- it's -- partly, Bob. It's also a function of mind set changes. Prices have been falling for so long for our customers that it's been difficult to convince them that -- that it's time for prices to go up, that the supply and demand is balanced, that -- that it's time. They are seeing their business take off quite nicely. And we believe that we will enjoy high operating rates for the foreseeable future. I mean, for the balance of the year. We believe the industry will enjoy high operating rates for the balance of the year, because we think the demand is there to substantiate it.

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BOB GOLDBERG

What kind of demand growth do you think we may have this year for TiO2?

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ROBERT LEE

Well, we had originally projected back fall that we thought it would kick up to 5 to 7%. We're seeing -- we believe the first quarter was 3 to 5ish but now with the bounce back and maybe it is catching up from demand and the fact that there wasn't any significant demand last year, we think it might be a little more than that 5 to 7% for the whole year.

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BOB GOLDBERG

Are you seeing that now? Or is it your expectation that it will continue to be very strong?

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ROBERT LEE

We're seeing -- we're seeing some of that now, yes.

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BOB GOLDBERG

Thanks for the help.

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OPERATOR

Once again if you do have a question, you may press star one on your touch-tone telephone at this time. Your next question is coming from Greg Goodnight of UBS.

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GREG GOODNIGHT

Good afternoon, gentlemen.

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ROBERT LEE

Hi, Greg

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GREG GOODNIGHT

You mentioned that your operating rates will be somewhat lower in the second quarter. The Le Havre plant, as I see here is about 3% of your capacity. That's coming out?

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ROBERT LEE

Yeah, we're taking out a net 3% I believe, yes.

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GREG GOODNIGHT

Right. Now, if -- excluding that 3%, will your operating rates be up, down or flat?

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ROBERT LEE

We'll be -- it will be slightly down. We have a couple of significant, what we call chlorinator terms which are significant projects at our chloride plants that will slow us down to a little -- less -- certainly less than 93 but not significantly less. Probably 90ish.

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JACK LUSHEFSKI

We will produce fewer tons in the second quarter.

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ROBERT LEE

Right.

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JACK LUSHEFSKI

But, again, because of the -- as you said, our capacity is going to drop. So the number is going to be similar.

--------------------------------------------------------------------------------
GREG GOODNIGHT

Okay. I think I know where you are going now.

--------------------------------------------------------------------------------
JACK LUSHEFSKI

Yeah.

--------------------------------------------------------------------------------
GREG GOODNIGHT

The global capacity that you mentioned that came out, I'm aware of the Huntsman -- I guess there were two plants one in South Africa and one in the UK which -- which we believe were about 1% of global capacity?

--------------------------------------------------------------------------------
ROBERT LEE

Right. And then we've, obviously talked about a net 3% of our capacity coming out.

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GREG GOODNIGHT

Okay.

--------------------------------------------------------------------------------
ROBERT LEE

And then Kerr McGee announced that last year, that they were going to idle one of their sulfate production lines in Savannah. We believe that was about 27,000 metric tons and they closed Antwerp a couple of years ago. That was about 30,000 metric tons.

--------------------------------------------------------------------------------
GREG GOODNIGHT

Okay. And all of those plants are now out? Shut down?

--------------------------------------------------------------------------------
ROBERT LEE

They are either out or idle. Yes.

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GREG GOODNIGHT

Okay. Next question if I could, chlorine prices, there was a significant contract price increase in the second quarter. How much of a bite is that going to take out of your margins in the second quarter? For TiO2?

--------------------------------------------------------------------------------
ROBERT LEE

That would affect our North American chlorine supply. Some of our other chlorine supply, Greg, is effectively across the fence.

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GREG GOODNIGHT

Mm-hmm.

--------------------------------------------------------------------------------
ROBERT LEE

Formula driven in Australia and it's also different in the U.K. But in North America we're locked into long-term contracts and won't feel that spike for a while.

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GREG GOODNIGHT

Mm-hmm. Okay. So it may be a third quarter or fourth quarter issue rather than a second quarter.

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ROBERT LEE

Correct.

--------------------------------------------------------------------------------
GREG GOODNIGHT

Okay. That's all I had. Thank you very much.

--------------------------------------------------------------------------------
ROBERT LEE

Thanks, Greg.

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OPERATOR

Thank you. Your next question is a follow-up coming from Bill Young, from Credit Suisse First Boston.

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BILL YOUNG

Hi. For modeling purposes what would you recommend for tax rate for this year and for next year?

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JACK LUSHEFSKI

We should probably stay around the 30% benefit rate, Bill, which is a little bit different than what we had in the first quarter but that's about as close as you will be able to get it.

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BILL YOUNG

30%. So that means you are not going to make a profit? Is that what you're saying, 30% benefit rate.

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JACK LUSHEFSKI

We could do 30% either way.

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BILL YOUNG

Okay. Just want to clarify that. Okay. Thank you.

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OPERATOR

If there are any further questions, you may press star one on your touch-tone telephone at this time. I'm showing no further questions at this time. I would like to turn the floor back to the presenters for any further or closing comments.

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OPERATOR

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